Exhibit 99.3 CERTIFICATIONS UNDER SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant  to  Section  906  of  the  Sarbanes-Oxley  Act of  2002,  each  of the undersigned certifies that this annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in this annual report fairly represents, in all material respects, the financial condition and results of operations of Golden State Petro (IOM 1-A) PLC.




/s/ Tor Olav Troim
-------------------------
Tor Olav Troim
Principal Executive Officer




/s/ Kate Blankenship
-------------------------
Kate Blankenship
Principal Financial Officer





Date: June 30, 2003